EXHIBIT 10.25

PROSPECT

January 30, 2008

PRIVATE & CONFIDENTIAL

David Tenwick
AdCare Health Systems Inc.
5057 Troy Road
Springfield, OH 45502

Dear Mr. Tenwick,

This letter agreement (the "Letter Agreement") will confirm our understanding of the terms and conditions under which Prospect Financial Advisors, LLC ("Advisor") is engaged (the "Engagement") by AdCare Health Systems Inc. (the "Company") for the purposes of providing certain merchant banking and corporate advisory services in connection with setting and achieving strategic business objectives. As a part of this engagement a corporate affiliate of Advisor, GCC Capital Group, LLC ("GCC") will provide corporate advisory services and is consequently simultaneously engaged. This agreement is to confirm our understanding with respect to our engagement.

As used in this letter, the term "Investment Transaction" means the infusion of funds in the form of equity or debt investments by one or more parties into the Company for the purposes of capitalization of all or part of the Company. The term "Sales Transaction" means, whether in one or a series of transactions, (a) any merger, consolidation, joint venture or other business combination pursuant to which the business of the Company is combined with that of another person (any such person, together with its affiliates, a "Purchaser"); (b) the acquisition, directly or indirectly, by a Purchaser by way of negotiated purchase or any other means of a majority of the capital stock of the Company; and (c) the acquisition by a Purchaser, directly or indirectly, of a majority of the assets, properties and/or businesses of, the Company by way of a direct or indirect purchase, lease, license, exchange, joint venture or other means. The term "Acquisition Transaction" means (a) any merger, consolidation, joint venture or other business combination pursuant to which the business of the Company is combined with that of another person (any such person, together with its affiliates, a "Seller"); (b) the acquisition, directly or indirectly, of a Seller by way of negotiated purchase or any other means of a majority of the capital stock of the Company; and (c) the acquisition by a Seller, directly or indirectly, of a majority of the assets, properties and/or businesses of, the Company by way of a direct or indirect purchase, lease, license, exchange, joint venture or other means.

The Advisor team will be led by Rich Stewart and will include other members of Advisor's staff and advisers, as we deem appropriate from time to time. Advisor will report directly to the board of directors of AdCare Health Systems Inc. (the "Board"), Chairman David Tenwick will represent the Board.

I. Services to be rendered

Advisor will use its best professional efforts to assist the Company in analyzing, structuring and affecting the proposed Investment Transaction, Sales Transaction, or Acquisition Transaction in accordance with the terms and conditions of this Agreement. Advisor proposes to undertake the following activities on your behalf, including, but not limited to, the following:

A. On best efforts basis, to identify and facilitate the closing of an Investment Transaction, Sales Transaction or Acquisition Transaction;

B. Assist the Company in evaluating a prospective Investment Transaction or Sales Transaction;

C. Determine a supportable range of value for Company in an Investment Transaction or Sales Transaction;

D. Assist the Company in developing and improving corporate governance;

E. Assist the Company in developing and improving financial controls;

F. Assist the Company in identifying and evaluating alternative capital structures for Company to fund the strategic business plan;

G. Identify potential sources of financing / investment for Company;

H. Identify issues germane to each alternative financing and capital structure;

I. Assist and advise Company in developing strategy and tactics for negotiating an Investment Transaction;

J. Coordinate Company's internal and external corporate communications program;

K. Render such other advice and services as corporate finance advisor as agreed upon by Advisor and Company from time to time;

L. Advise the Board of Directors of Company in any and all corporate matters as requested by the Board of Directors.

II. Fees - Company agrees to pay Advisor for its Corporate Advisory Services as follows:

A. Investment Transaction Fees

Investment Transaction Fees shall be due and payable to Advisor as follows:

Advisor will be responsible for coordinating an Investment Transaction and with the raising of capital. Investment Transaction Fees will be paid based upon the type of capital raised as follows:

1. Equity – Ten percent (10%) of funds raised.
2. Standby Equity Distribution Agreement (Equity Line) -- Five percent (5%) of the funds drawn down.
3. Convertible Debt --Six percent (6%) of funds raised.
4. Non-Convertible Debt --Five percent (5%) of funds raised.

Investment Transactions Fees shall be paid to Advisor when investment funds identified by Advisor are made available to the company and shall be paid by wire transfer upon distribution to the Company. In the event that more than one of the foregoing might be applicable to an Investment and or Sales Transaction, such fee, shall be determined by the capital raised in each category multiplied by the percentage listed above.

B. Mergers and Acquisition Advisory Fee:

Company agrees to pay to Advisor a Merger & Acquisition Advisory Fee ("M&A Fee") if the Company merges or is acquired by a party identified and or introduced by Advisor, or for any Acquisition Transaction which is structured or negotiated by Advisor. This M&A Fee will be equal to five percent (5%) of the Purchase Price paid (or serves as the valuation and/or exchange price for a merger or stock swap, the "Purchase Price") any party. As used herein, the Purchase Price shall equal the total consideration given or used as a valuation measuring amount relating to the sale, merger or acquisition of the Company by another party, and shall include cash, stock, notes, contracts, net liabilities and/or funded debt assumed and future payments of any kind, contingent or otherwise. The Transaction shall include all forms of equity and/or debt instruments, regardless of the percent of equity ownership involved.

C. Acquisition Fee:

Company agrees to pay to Advisor an Acquisition Fee if the Company acquires a firm identified and/or introduced by Advisor, or for any Acquisition Transaction which is structured or negotiated by Advisor. This Acquisition Fee will be equal to five percent (5%) of the Purchase Price paid (or serves as the valuation and/or exchange price for a merger or stock swap, the "Purchase Price") any party. As used herein, the Purchase Price shall equal the total consideration given or used as a valuation measuring amount relating to the sale, merger or acquisition of the Company by another party, and shall include cash, stock, notes, contracts, net liabilities and/or funded debt assumed and future payments of any kind, contingent or otherwise. The Transaction shall include all forms of equity and/or debt instruments, regardless of the percent of equity ownership involved.

D. Retainer

Company agrees to pay Advisor for its Corporate Advisory Services as follows:
1. Company shall pay Advisor ten thousand dollars ($10,000) due upon signing this Letter Agreement.
2. Company shall pay Advisor on the first day of each month for at least six (6) months, starting February 1, 2008.
3. Company shall also pay Advisor thirty thousand (30,000) warrants to purchase Common Stock at any exercise price of $0.01 per share upon signing this Letter Agreement with five thousand (5,000) warrants to be vested, the first of each month for six months starting February 1, 2008.

Access to Advisor's personnel, including members of its team of Senior's, will be provided at no additional charge to Company. Additional, ongoing, specially identified assignments for such personnel may require individualized direct contracting by Company with one or more such Advisors, at possible additional cost, as negotiated from time to time, but only with prior written agreement by Company. If Advisor elects to terminate this agreement, the fees contemplated hereby will terminate simultaneously.

E. Warrants

Upon the successful completion of an Investment Transaction, Sales Transaction, or Acquisition Transaction, the Company shall also pay Advisor warrants for common stock equal to ten percent (10%) of either
1. The financing or financing commitment whichever is higher in the event of an Investment Transaction or
2. The Purchase price in the event of a Sales, or Acquisition Transaction.

The warrants shall be priced at one hundred and fifteen percent (115%) of the Company's stock price the day after the Investment Transaction, Sales Transaction, or Acquisition Transaction has been completed. Advisor shall have five (5) years to exercise these warrants. The warrants for common stock shall be free of any restriction and the shares will be registered.

F. Ongoing Consulting Agreement:

Upon the successful completion of a Investment Transaction, Sales Transaction, or Acquisition Transaction commencing at anytime after execution thereof, Company will retain GCC for a three year Consulting Agreement with a consulting retainer of $7,500 per month for up to thirty-six (36) months for the purpose of supporting general corporate executive functions, business development, corporate communications and public relations on behalf of the Company. This agreement shall consist of an initial consulting period beginning immediately upon the successful completion of Investment Transaction, Sales Transaction, or Acquisition Transaction. This initial consulting period shall last twelve (12) months. GCC and the Company shall then have the mutual right to extend the consulting agreement for an additional twelve (12) months. At the end of the second twelve month consulting period by mutual consent the consulting agreement can be extended by an additional twelve months. The Consulting Fee contemplated hereby shall commence to be paid subsequent to, and not simultaneously with, the Monthly Retainer Fee paid pursuant to paragraph III D hereinabove.

The Company shall also pay GCC one hundred and fifty thousand (150,000) warrants for common stock of the Company stock per year priced at one hundred and fifteen percent (115%) of the Company's stock price the day after the Investment Transaction, Sales Transaction, or Acquisition Transaction has been completed. Galen shall have five (5) years to exercise these warrants. The warrants for common stock shall be free of any restriction and the shares will be registered. The warrants will be payable as set out below.

1. One hundred and fifty thousand (150,000) warrants due the day after day the Investment Transaction, Sales Transaction, or Acquisition Transaction has been completed.
2. One hundred and fifty thousand (150,000) warrants upon mutual consent of extension of the Consulting Agreement for the second twelve month consulting period.
3. One hundred and fifty thousand (150,000) warrants upon mutual consent of extension of the Consulting Agreement for the third twelve month consulting period

These warrants are partial compensation for the three years ongoing consulting agreement, one hundred fifty thousand (150,000) warrants per year for three years. The warrants for common stock shall be free of any restriction and the shares will be registered.

G. Marketing Fees

Upon completion of a transaction and no more often than once per year while Advisor is engaged, the Company will pay $15,000 to the Advisor for the purpose of public announcement and advertisement of the transaction being completed.

III. Expenses- Advisor will be reimbursed by the Company for all Advisor expenses arising from the Investment Transaction, Sales Transaction, or Acquisition Transaction at a rate equal to three percent (3%) of the total available capital raised in the case of an Investment Transaction, and the Purchase Price in the event of a Sales or Acquisition Transaction. The Company shall be responsible for all of its own expenses relating to any Investment Transaction, Sales Transaction, or Acquisition Transaction including but not limited to accounting and legal fees.

IV. Term of Contract and Termination

The Company or Advisor may terminate this Agreement, with or without cause, after the first 90 days from the date of execution of this Agreement, effective thirty (30) days following receipt by the non-terminating party of written notice of such termination. Any such termination shall not (except as otherwise provided herein) affect the reimbursement or compensation or indemnification provisions set forth herein, all of which will remain in full force and effect. In the event the Advisor uncovers a material fact about the Company during the course of this engagement, which in the sole opinion of the Advisor would negatively impact the Company if disclosed, then the Advisor, at its sole discretion, may terminate this agreement immediately upon written notice of such termination.

In addition, and predicated upon closing an Investment Transaction as defined herein, the Company agrees to provide a right of first refusal to contract with the Advisor as its sole Advisor for subsequent capital raises and ongoing consulting services for a period of three years from the date of contract termination.

In the event that Advisor arranges ~~a viable~~ **PAY FOR AND THE COMPANY ENTERS INTO A DEFINITIV** Investment Transaction, Sales Transaction, or Acquisition Transaction which the Company elects not to proceed with and also elects to terminate this agreement, the Company will pay Advisor a break up fee of two hundred and fifty thousand dollars ($250,000). In the event that the Company then elects to proceed with the Investment Transaction, Sales Transaction, or Acquisition Transaction without Advisor within one year after termination, the Company shall pay Advisor all fees which would be due under this contract.

V. Information Provided to Advisor and GCC

The Company will furnish Advisor and GCC with such information as Advisor reasonably requests for this assignment (all such information so furnished being the "Information"). This includes any information necessary to complete background checks on the principals of the Company. The Company recognizes and confirms that Advisor and GCC (i) will use and rely primarily on the Information provided by the Company as well as Information available from generally recognized public sources in performing services contemplated by this letter without having independently verified the same, (ii) does not assume responsibility for the accuracy or completeness of the Information and (iii) will not make an evaluation or appraisal of any assets of the Company.

VI. Confidentiality

Advisor and GCC will require any third party to sign a confidentiality agreement in form and substance satisfactory to the Company prior to furnishing any Information to such third party, approved recipients of approved marketing and placement materials are specifically excluded from this requirement.

VII. Indemnification

As a part of this agreement the Company, Advisor and GCC agree to sign and accept an Indemnification Agreement attached here as Exhibit A.

VIII. Exclusivity

During the Engagement, Advisor shall have the right to initiate, continue and conduct contacts, negotiations or other discussions on behalf of the Company and to serve as the Company's Placement Agent, with respect to this potential Investment Transaction, Sales Transaction, or Acquisition. The Company warrants and represents, as mutually agreed upon in writing by the Company and Advisor, that it has granted only Advisor the right to act as Placement agent with respect to a Investment Transaction, Sales Transaction, or Acquisition and that there is no other person that is entitled to a finder's fee or any type of brokerage or other commission in connection with a Investment Transaction, Sales Transaction, or Acquisition

IX. Disclosure of Information

The Company will furnish Advisor and GCC with such information concerning the Company and its industry as Advisor and GCC reasonably request in connection with this Engagement. The Company warrants and represents that such information will not contain any untrue statement of material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which such statements are made. The Company further warrants and represents that any financial forecasts and projections that it makes available or provides to Advisor or GCC will be prepared in good faith and will be based upon assumptions that reflect the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and, in light of the circumstances under which they are made, are reasonable. In addition, subject to applicable laws and regulations, the Company will keep Advisor and GCC advised of all material developments affecting the Company or its financial position. The Company recognizes and agrees that Advisor and

GCC (a) will rely solely on such information and other information available from generally recognized public sources in performing the services contemplated hereunder; and (b) will not undertake independent verification of, and does not assume responsibility for the accuracy or completeness of, such information.

The Company will be responsible for taking, and will take, all actions necessary to ensure that any Financing Transaction is exempt from or will comply with applicable federal and state securities laws. While the Company shall be responsible for the content of any marketing material and other documents for the placement of Securities in the Financing Transaction, the Company shall cause such material and documents to reflect such content as Advisor and or GCC may reasonably request, including without limitation any such requests arising out of any legal review of the Financing Transaction that Advisor's and GCC's attorneys may conduct at the request of Advisor. In addition, without the prior written consent of Advisor and GCC, such material and other documents may not name or otherwise refer to Advisor, GCC, Advisor's logo or GCC's logo.

The Company acknowledges that any opinions or advice (written or oral) rendered to the Company by Advisor or GCC in connection with the Engagement will be treated by the Company as confidential, are intended solely for the use of the Board of Directors and senior management of the Company in considering the Financing Transaction to which they relate and are not for the use of, and cannot be relied upon, by any other person or be used or relied upon for any other purpose. Except as required by law or by order of a court of competent jurisdiction, the Company agrees that no such opinions or advice may be used to solicit shareholder approval of any transaction or for any other purpose or reproduced, disseminated, quoted or referred to at any time or otherwise disclosed to any third party, in any manner or for any purpose, nor shall any public references to Advisor or GCC be made by the Company (or such persons), without the prior written consent of Advisor. Without prior consultation with Advisor, and GCC, the Company shall not make any disclosure of such opinions or advice as required by law or by order of a court of competent jurisdiction or make any announcement or filing that is so required in which Advisor's or GCC's name appears.

X. Miscellaneous

Advisor, the Company and GCC represents that this Letter Agreement has in all respects been duly authorized, executed and delivered by and on behalf of it. This Letter Agreement and the Indemnification Provisions embody the entire agreement and understanding of the parties hereto and supersede all prior agreements and understandings, written and oral, relating to the subject matter hereof and may not be modified or amended, or any term or provision hereof waived or discharged, except in writing signed by the party against whom such modification, waiver or discharge is sought to be enforced.

Nothing in this Letter Agreement or Engagement shall limit Advisor's or GCC's ability to consult and conduct business for and with others, including competitors of the Company, and to engage in activities similar to those contemplated hereunder whether for its own account or for the account of others or buy, sell or hold securities in or for others. In connection with the services contemplated by this Letter Agreement, Advisor may employ the services of personnel who are employees of Advisor or its affiliates.

Advisor may refer to the Engagement and the Company, after it is otherwise public knowledge, in traditional "tombstone" announcements or any of its professional promotional materials. Further, if requested by Advisor, the Company shall include a mutually acceptable reference to Advisor in any press release or other public announcement made by the Company regarding the matters described in this Letter Agreement.

The Company acknowledges and agrees that (i) this Letter Agreement does not constitute a commitment or undertaking on the part of Advisor to provide any Financing and does not ensure the successful completion of any Financing Transaction; (ii) Advisor is acting as an independent contractor hereunder, and neither anything in this Letter Agreement nor the nature of Advisor's services shall be deemed to create a partnership, fiduciary or agency relationship between Advisor and the Company or any other party; and (iii) Advisor has no duties or obligations to the employees, equity holders or creditors of the Company by virtue of this Letter Agreement or the retention of Advisor hereunder, and no such person shall be deemed a third party beneficiary of this Letter Agreement or have any rights by virtue of this Letter Agreement or the retention of Advisor hereunder.

XI.   Successors
This Letter Agreement and all rights and obligations hereunder shall be binding upon and inure to the benefit of each party's successors, but may not be assigned without the written consent of the other party, which consent shall not be unreasonably withheld.

XII.   Additional Services
It is understood that if Advisor or GCC is asked to provide any additional investment banking services for the Company, then the Company shall pay to Advisor or GCC additional fees based on Advisor's customary fees for the services rendered and that the terms of the Indemnification Agreement shall apply to any additional engagement.

XIII.   Contractual Relationship
The Company expressly acknowledges that Advisor and GCC have been retained as a financial advisor to the Company only, and not as a financial advisor to, or agent of, any other person, and that the engagement is not intended to confer rights upon any persons not a party hereto (including shareholders, employees or creditors of the Company) as against Advisor, GCC, Advisor's affiliates or their respective directors, officers, agents and employees.

It is understood that Company is a sophisticated business entity that has retained Advisor for the limited purposes set forth in the Letter Agreement, and the Company and Advisor acknowledge and agree that their respective rights and obligations are contractual in nature. The Company and Advisor each disclaim any intention to impose fiduciary obligations on the other by virtue of the engagement contemplated by this Letter Agreement.

Nothing in this Letter Agreement should be interpreted that Advisor or GCC is acting as a firm-commitment underwriter on behalf of the Company. This Engagement is intended solely to encompass a best-efforts placement of Securities of the Company to a limited number of accredited investors.

Advisor's and GCC's Engagement shall not include giving tax, legal, regulatory, accounting or other specialist or technical advice or associated services. The Company will retain appropriate advisors experienced with this type of Financing Transaction, take their advice and be responsible for all fees and expenses, as well as all other costs and expenses associated with the Transaction.

XIV.   Entire Agreement/Governing Law
This Letter Agreement and the Indemnification Agreement constitute the entire agreement between us relating to this engagement and supersede and take precedence over all prior agreements or understandings whether oral or written, between Advisor, GCC and the Company with respect to this engagement and may only be modified by written agreement which is signed by both parties. This Letter Agreement and the Indemnification Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia.

XV.   Severability
If any term, provision, covenant or restriction contained in this Letter Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory

policy, the remainder of the terms, provisions, covenants and restrictions contained in this Letter Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Please confirm that the foregoing correctly sets forth our agreement by signing and returning to Advisor, GCC the duplicate signed copy of this Letter Agreement enclosed herewith.

Regards,

Prospect Financial Advisors, LLC



By: _____
       Mark Beesley
       President

Accepted and agreed to, as of the date of this letter:

GCC Capital Group LLC



By: _____
       William Danielczyk
       Chairman

AdCare Health Systems Inc.



By: _____
       David Tenwick
       CEO Chairman

Exhibit A
Indemnification Agreement

The following provisions regarding indemnification are an integral part of the Agreement (the "Agreement") to which they are attached between GCC Capital Group, LLC, and Prospect Financial Advisors, LLC (collectively "GCC & Prospect") and the Company named therein. Capitalized terms used but not defined below have the meanings given to them in the Agreement.

Indemnification by the Company

In connection with the services which GCC & Prospect have agreed to render to the Company in the Agreement, the Company shall indemnify GCC & Prospect, each of its directors, officers, employees, and agents and each person, if any, who controls GCC & Prospect within the meaning of Section 15 of the Securities Act of 1933, as amended (the "Act") (collectively, GCC & Prospect), and hold GCC & Prospect harmless to the fullest extent permitted by law against any and all losses, claims, damages, and liabilities (and actions in respect thereof) to which GCC & Prospect may become subject in connection with (i) GCC & Prospect's use of information contained in the Memorandum that is materially inaccurate or alleged to be materially inaccurate in any respect (as a result of misrepresentation, omission, failure to update or otherwise) that is provided to GCC & Prospect by the Company or its representatives, agents, or GCC & Prospect's, regardless of whether GCC & Prospect knew or should have known of such inaccuracy, (ii) the breach of any representation, warranty or covenant of the Company contained in the Agreement, or (iii) any other aspect of the rendering by GCC & Prospect of services under the Agreement, unless it is finally judicially determined that losses, claims, damages, or liabilities relating thereto were incurred solely as a result of the bad faith, intentional wrongdoing, gross negligence or willful misconduct of GCC & Prospect. Notwithstanding the foregoing, the Company shall not be required to indemnify GCC & Prospect for matters for which the Company is indemnified by GCC & Prospect hereafter.

Indemnification by GCC & Prospect

GCC & Prospect shall indemnify the Company and each person, if any, who controls the Company within the meaning of Section 15 of the Act, and hold such persons harmless to the fullest extent permitted by law, against any and all losses, claims, damages, and liabilities (and actions in respect thereof) to which such person may become subject if such loss, claim, damage, liability or action arises out of or is based upon (i) any untrue statement of a material fact contained in the Memorandum (as amended or supplemented) or the omission to state therein a material fact necessary to make the statements therein not misleading, but in each case only to the extent that the untrue statement or omission was made in reliance upon and in conformity with written information furnished to the Company by or on behalf of GCC & Prospect specifically for inclusion therein, or (ii) any known violation by GCC & Prospect of the provisions of Rule 502(c) of Regulation D.

Notice of Indemnification

Each party hereto agrees that, upon the service of a summons or other initial legal process upon it in any action or suit instituted against it, or upon receipt of written notification of the commencement of any investigation or inquiry of, or proceeding against, it in respect of which indemnity may be sought hereunder, it will promptly give written notice (the "Notice") of such service or notification to the party or parties from whom indemnification may be sought hereunder. No indemnification otherwise provided for hereunder shall be available to any party who shall fail so to give the Notice if the party to whom such Notice was not given was unaware of the action, suit, investigation, inquiry or proceeding to which the

Notice would have related and was prejudiced by the failure to give the Notice, but the omission so to notify such indemnifying party or parties of any such service or notification shall not relieve such indemnifying party or parties from any liability which it or they may have to the indemnified party for contribution or otherwise than on account of such indemnity agreement.

Defense by Indemnifying Party

Any indemnifying party shall be entitled at its own expense to participate in the defense of any action, suit or proceeding against, or investigation or inquiry of, an indemnified party. Any indemnifying party shall be entitled, if it so elects by giving written notice (the "Notice of Defense") to the indemnified party within a reasonable time after receipt of the Notice, to assume (alone or in conjunction with any other indemnifying party or parties) the entire defense of such action, suit, investigation, inquiry or proceeding, in which event such defense shall be conducted, at the expense of the indemnifying party or parties, by counsel chosen by such indemnifying party or parties and reasonably satisfactory to the indemnified party or parties: provided, however, that (i) if the indemnified party or parties reasonably determine that there may be a conflict between the positions of the indemnifying party or parties and of the indemnified party or parties in conducting the defense of such action, suit, investigation, inquiry or proceeding or that there may be legal defenses available to such indemnified party or parties different from or in addition to those available to the indemnifying party or parties, then counsel for the indemnified party or parties shall be entitled to conduct the defense to the extent reasonably determined by such counsel to be necessary to protect the interests of the indemnified party or parties, and (ii) in any event, the indemnified party or parties shall be entitled to have counsel chosen by such indemnified party or parties participate in, but not conduct, the defense.

If, within a reasonable time after receipt of the Notice, an indemnifying party gives a Notice of Defense, and counsel chosen by the indemnifying party or parties is reasonably satisfactory to the indemnified party or parties, the indemnifying party or parties will not be liable for any legal or other expenses subsequently incurred by the indemnified party or parties in connection with the defense of the action, suit, investigation, inquiry or proceeding, except that (x) the indemnifying party or parties shall bear the legal and other expenses incurred in connection with the conduct of the defense as referred to in clause (i) of the proviso to the preceding paragraph, and (y) the indemnifying party or parties shall bear such other expenses as it or they have authorized to be incurred by the indemnified party or parties. If, within a reasonable time after the receipt of the Notice, no Notice of Defense has been given, the indemnifying party or parties shall be responsible for any legal or other expenses incurred by the indemnified party or parties in connection with the defense of the action, suit, investigation, inquiry or proceeding. The indemnifying party shall not be liable for settlement of any such action effected without its written consent, but if settled with its written consent, or if there be a final judgment for the plaintiff in any such action, the indemnifying party shall indemnify with respect to such settlement or judgment.

Contribution if Indemnification Not Available

If for any reason the foregoing indemnity is unavailable to the indemnified party or insufficient to hold the indemnified party harmless, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such claims, liabilities, losses, damages or expenses, in such proportion as is appropriate to reflect not only the relative benefits received by the indemnifying party, on the one hand, and the indemnified party, on the other hand, but also the relative fault of the indemnifying party and the indemnified party, as well as any relevant equitable considerations. Notwithstanding any contrary provisions in this agreement, the aggregate contribution of GCC & Prospect to all claims, liabilities, losses, damages, and expenses shall not exceed the amount of fees actually received by GCC & Prospect pursuant to its engagement by the Company. It is hereby further agreed that the relative benefits to the Company, on the one hand, and Placement Agent, on the other hand, with respect to the transaction contemplated in the Agreement shall be deemed to be in the same proportion as (i) the net proceeds actually received by the Company resulting from the sale of the Securities bears to (ii) the fees paid to Placement Agent with respect to such sale. The indemnifying party agrees that its indemnification commitments herein set forth shall apply whether or not the indemnified party is a formal party to any such actions or other proceedings, that such commitments shall be in addition to any liability that the indemnifying party may have to the indemnified party at common law or otherwise, and that such commitments shall survive any termination of the Agreement.

Survival and Effect

This indemnity agreement and the representations and warranties of the parties contained in the Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of GCC & Prospect, and shall survive any termination of such Agreement or the issuance and delivery of the Securities.

AGREED AND ACCEPTED:

GCC Capital Group, LLC



William Danielczyk
Chairman
                    Date_____

Prospect Financial Advisors, LLC



Mark Beesley
President
                    Date___FEB 01 2008___

AdCare Health Systems Inc.

David Fenwick
Chairman
                    Date___2/1/08___